RECEIVED MAR 19 2002 252

Sp 3/7/02

02019097

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50819

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ABB Structured Finance (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

263 Tresser Blvd.
(No. and Street)

Stamford (City) CT (State) 06912 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Kurnentz (203) 961-7849
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York, NY (City) (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jeffrey Kurnentz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABB Structured Finance (USA) Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Controller

Title

Carol P. Woodman

Notary Public

Carol P. Woodman

Notary Public

My Commission Expires Feb. 28, 2001

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Board of Directors
ABB Structured Finance (USA) Inc.:

We have audited the accompanying statement of financial condition of ABB Structured Finance (USA) Inc. (a wholly owned subsidiary of ABB Financial Services, Inc.) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABB Structured Finance (USA) Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 18, 2002

ABB STRUCTURED FINANCE (USA) INC.
(A Wholly Owned Subsidiary of ABB Financial Services, Inc.)

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	187,727
Prepaid expenses		1,000
Total assets	$	188,727
Liabilities and Stockholder's Equity		
Accrued expenses	$	17,000
Total liabilities		17,000
Stockholder's equity:		
Common stock, no par value; 1 share authorized, issued and outstanding		—
Paid-in capital (note 3)		80,000
Retained earnings		91,727
Total stockholder's equity		171,727
Total liabilities and stockholder's equity	$	188,727

See accompanying notes to financial statements.

ABB STRUCTURED FINANCE (USA) INC.
(A Wholly Owned Subsidiary of ABB Financial Services, Inc.)

Statement of Operations

Year ended December 31, 2001

Revenues:		
Interest income	$	6,658
Total revenues		6,658
Expenses:		
Audit fee		17,000
Other expense		97
Total expenses		17,097
Loss before income taxes		(10,439)
Income tax benefit (note 3)		4,000
Net loss	$	(6,439)

See accompanying notes to financial statements.

ABB STRUCTURED FINANCE (USA) INC.
(A Wholly Owned Subsidiary of ABB Financial Services, Inc.)
Statement of Changes in Stockholder's Equity
Year ended December 31, 2001

	Common stock	Paid-in capital	Retained earnings	Total
Balance, December 31, 2000	$ —	84,000	98,166	182,166
Net loss	—	—	(6,439)	(6,439)
Distribution of capital	—	(4,000)	—	(4,000)
Balance, December 31, 2001	$ —	80,000	91,727	171,727

See accompanying notes to financial statements.

ABB STRUCTURED FINANCE (USA) INC.

(A Wholly Owned Subsidiary of ABB Financial Services, Inc.)

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(6,439)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in prepaid expenses		(45)
Increase in accrued expenses		17,000
Net cash provided by operating activities		10,516
Cash flows from financing activities:		
Distribution of capital		(4,000)
Net cash used by financing activities		(4,000)
Net increase in cash		6,516
Cash, beginning of year		181,211
Cash, end of year	$	187,727

See accompanying notes to financial statements.

ABB STRUCTURED FINANCE (USA) INC.

(A Wholly Owned Subsidiary of ABB Financial Services, Inc.)

Notes to Financial Statements

December 31, 2001

(1) Organization

ABB Structured Finance (USA) Inc. (the Company) is a wholly owned subsidiary of ABB Financial Services, Inc., which is an indirect wholly owned subsidiary of ABB Holdings, Inc. (the Parent). The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

(2) Summary of Significant Accounting Policies

(a) Management Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Fee Income

Fee income, which is recorded as earned, includes revenues generated primarily from advisory services.

(c) Operating Expenses

Certain of the Company's operating expenses for the year ended December 31, 2001 were paid by an affiliate of the Company and not allocated to the Company.

(d) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

The Company is included in the consolidated federal and certain state income tax returns of the Parent. Current taxes provided in these financial statements that exceed the sum of any allocated asset under the tax sharing provisions of the Parent plus any tax asset arising from separately filed tax returns, are not assets of the Company and are shown in the financial statements as a distribution of capital. Tax attributes related to carrybacks and carryforwards for those returns filed on a consolidated basis are not retained at the subsidiary level. Tax sharing provisions followed by the Parent and its affiliates provide for the allocation of liability based upon the consolidated current tax paying position of the Parent.

(Continued)

ABB STRUCTURED FINANCE (USA) INC.
(A Wholly Owned Subsidiary of ABB Financial Services, Inc.)

Notes to Financial Statements

December 31, 2001

(3) Income Taxes

The components of income tax benefit consist of the following as of December 31, 2001:

Federal	$	3,000
State and local		1,000
	$	4,000

The provision for income taxes differs from the amount which would be computed using the 35% U.S. Federal income rate due to state taxes.

For the year ended December 31, 2001, the Parent had no federal or state consolidated tax assets allocable to the Company, therefore no taxes are due to or from the Parent under the tax sharing provisions followed by the Parent. Accordingly, the tax benefit of $4,000 represents a distribution of capital.

At December 31, 2001 there was no deferred tax liability or asset.

(4) Related-Party Transactions

Cash consists entirely of the Company's share of a pooled cash account maintained by an affiliate.

(5) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. At December 31, 2001, the Company had net capital of $170,727, which was $165,727 in excess of required net capital of $5,000. Aggregate indebtedness at December 31, 2001 was $17,000 and aggregate indebtedness to net capital ratio was 0.10 to 1.

Schedule 1

ABB STRUCTURED FINANCE (USA) INC.
(A Wholly Owned Subsidiary of ABB Financial Services, Inc.)
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2001

Total stockholder's equity	$	171,727
Less: Prepaid Expenses		(1,000)
Net capital	$	170,727
Aggregate indebtedness	$	17,000
Minimum capital required (6 2/3% of aggregate indebtedness, not less than $5,000)	$	5,000
Excess net capital	$	165,727
Excess net capital at 1500%	$	169,594
Excess net capital at 1000%	$	169,027
Aggregate indebtedness to net capital ratio		0.10 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

The following is a reconciliation of the computation of net capital per the audited financial statements and the corresponding computation prepared by the Company for inclusion in its unaudited FOCUS Report as of December 31, 2001, filed on January 22, 2002.

Net capital, as reported in Company's Focus Report	$	187,950
less: audit adjustment to record accrued expenses		(17,000)
less: nonallowable asset		(1,000)
other items (net)		777
Net capital per above	$	170,727

Schedule 2

ABB STRUCTURED FINANCE (USA) INC.
(A Wholly Owned Subsidiary of ABB Financial Services, Inc.)

Statement of Exemption from Rule 15c3-3

December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

KPMG

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an
Exemption from SEC Rule 15c3-3

The Board of Directors
ABB Structured Finance (USA) Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of ABB Structured Finance (USA) Inc. (the Company) for the years ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 18, 2002